EXHIBIT 99.1

CENTRAL GOLDTRUST

1st Quarter Report

March 31, 2010

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions
The Declaration of Trust requires that at least 90% of the assets of Central GoldTrust (“GoldTrust”) be held in physical gold bullion at all times.  This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust.  On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Amex, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences
GoldTrust’s Units are listed on the NYSE Amex (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Net assets at March 31, 2010 were 98.6% invested in gold. These gold holdings consisted of 396,834 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 402,990 fine ounces at March 31, 2010.

The accounts of GoldTrust are denominated in U.S. dollars and, unless otherwise noted, discussion in this Report refers to U.S. dollars.

A part of the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2010, with additional comments on pages 10 to 12 hereof, is as follows:

Net Assets – Net assets increased by $4.2 million or 0.9% during the three months ended March 31, 2010, to a total of $456.1 million.  This increase was attributable to the increase in the gold price during the period.

Net Income – Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2010 amounted to $4,210,796 ($0.39 per Unit) compared to $10,143,474 ($1.94 per Unit) for the same period in 2009, after deducting expenses of $436,566 (2009: $261,090).  Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statement of Income in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Guideline 18.

Expense Ratio - The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10%  for the three months ended March 31, 2010 compared with 0.14% during the same period in 2009.  For the twelve months ended March 31, 2010, this expense ratio was 0.36% compared to 0.60% for the twelve months ended March 31, 2009.

Liquidity – All of the assets of GoldTrust are liquid and consist of gold bullion, gold certificates, cash and interest-bearing cash deposits.

Investment Eligibility – According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

April 29, 2010	J.C. Stefan Spicer, President & CEO

CENTRAL GOLDTRUST

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	March 31	December 31
	2010	2009
Net assets:
Gold at market (Note 3)	$449,535,345	444,900,960
Cash	336,244	952,790
Short-term deposits (Note 4)	6,433,224	6,420,420
Prepaid expenses and other	196,778	134,860
	456,501,591	452,409,030
Accrued liabilities (Note 6)	(372,789)	(491,024)
Net assets representing Unitholders’ equity	$456,128,802	451,918,006

Represented by:
Capital (Note 5)
Units issued 10,918,000 (2009: 10,918,000)	$304,144,393	304,144,393
Retained earnings inclusive of unrealized appreciation of holdings	151,984,409	147,773,613
	$456,128,802	451,918,006

Net asset value per Unit	$41.78	41.39
Exchange rate: U.S. $1.00 = Canadian	$1.0156	1.0466
Net asset value per Unit expressed in Canadian dollars	$42.43	43.32

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Ian M.T. McAvity”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2010	2009
Net assets at beginning of period	$451,918,006	138,597,513
Increase in Unit capital (Note 5)	-	36,147,684
Net income inclusive of the change in unrealized appreciation of holdings	4,210,796	10,143,474
Increase in net assets during the period	4,210,796	46,291,158
Net assets at end of period	$456,128,802	184,888,671

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2010	2009
Income:
Interest	$990	11,629
Change in unrealized appreciation of holdings	4,646,372	10,392,935
Total income	4,647,362	10,404,564
Expenses:
Administration fees (Note 6)	236,381	130,442
Safekeeping fees and bank charges	107,745	39,345
Auditors’ fees	22,646	15,713
Trustees’ fees and expenses (Note 6)	20,133	12,918
Unitholder information	11,737	5,149
Stock exchange fees	11,552	5,957
Regulatory filing fees	11,234	21,395
Legal fees (Note 6)	9,082	24,617
Registrar and transfer agent fees	3,499	3,318
Miscellaneous	588	35
Foreign currency exchange loss	1,969	2,201
Total expenses	436,566	261,090
Net income
inclusive of the change in unrealized appreciation of holdings	$4,210,796	10,143,474
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$0.39	1.94
See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2010	2009
Capital (Note 5):
Units: 10,918,000 (2009: 5,403,000)	$304,144,393	112,427,284
Retained earnings:
Balance at beginning of period	147,773,613	62,317,913
Net income inclusive of the change in unrealized appreciation of holdings	4,210,796	10,143,474
Balance at end of period	151,984,409	72,461,387
Unitholders’ equity	$456,128,802	184,888,671

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

Notes to Financial Statements
For the three months ended March 31, 2010
(amounts expressed in U.S. dollars unless otherwise stated)

1.
Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008.

2.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2009 audited annual financial statements of GoldTrust.  These unaudited interim financial statements do not include all of the disclosures included in the 2009 Annual Report and, accordingly, should be read in conjunction with the 2009 Annual Report.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

	March 31,	December 31,
Gold holdings at	2010	2009
Gold bars in fine ounces	396,834	396,834
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	402,990	402,990
Cost	$293,464,080	293,464,080
Market value – per fine ounce	$1,115.50	1,104.00
Market value	$449,535,345	444,900,960

4.	Short-term deposits:

As at March 31, 2010, GoldTrust held two U.S. dollar fixed deposits with a Canadian bank:  $4,900,000 at a rate of 0.05% with a maturity date of April 9, 2010; and, $1,100,000 at a rate of 0.05% with a maturity date of April 19, 2010.  GoldTrust also held one Canadian (“Cdn.”) dollar GIC with a Canadian bank in the amount of $433,224 (Cdn. $440,000) at a rate of 0.25% with a maturity date of April 30, 2010.

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued.  Each Unit carries one vote at all meetings of Unitholders.  Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.  There were 10,918,000 Units issued and outstanding at March 31, 2010.

CENTRAL GOLDTRUST

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

On May 12, 2009, the Trust, through a public offering, issued 5,515,000 Units for proceeds of $192,186,720, net of underwriting fees of $8,007,780.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $191,586,720.  This issue increased the number of outstanding Units by 102%, from 5,403,000 to 10,918,000.  The net proceeds from this public offering were used to purchase 205,336 fine ounces of gold in physical bar form at a cost of $187,485,355. The balance of $4,101,365 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On January 14, 2009, the Trust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,684, net of underwriting fees of $1,520,320.  Costs relating to this public offering were $209,611 and net proceeds were $36,278,073.  This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,000.  The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $1,123,783 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

It is the policy of the Trust not to issue additional Units if the result of such issue would be dilutive to existing Unitholders.  The public offerings identified above were all accretive to existing Unitholders at the time of pricing such offerings.

The stated and recorded capital of GoldTrust was as follows:
	March 31, 2010	December 31, 2009
Stated capital – 10,918,000 Units (2009: 10,918,000)	$305,665,899	$305,665,899
Less: Unit issue costs	1,521,506	1,521,506
Recorded capital	$304,144,393	$304,144,393
Weighted average Units outstanding	10,918,000	8,898,790

6.    Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its officers and trustees.  Administration fees remitted to Central Gold Managers for the three months ended March 31, 2010 increased to $236,381 from $130,442 due to the increase in the value of assets under administration.  Included in accrued liabilities at March 31, 2010 is $79,397 (December 31, 2009: $79,002) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust.  For such services, the Trust pays an administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000 of net assets; and, 0.15% per annum for any excess over $200,000,000 of net assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Administrator of GoldTrust.

CENTRAL GOLDTRUST

GoldTrust incurred legal fees amounting to $9,082 for the three months ended March 31, 2010 (2009: $24,617), of which $8,865 (2009: $17,050) was payable to a legal firm to which one of GoldTrust’s Officers is Counsel.  A balance of $4,000 relating to these services was included in accrued liabilities at March 31, 2010 (2009:  $2,000).

7.	Financial highlights:

	Three months ended March 31,
	2010	2009
Per Unit performance(1):
Net asset value per Unit at beginning of period	$41.39	$32.39
Net loss before the change in unrealized appreciation of holdings	(0.03)	(0.05)
Change in unrealized appreciation of holdings	0.42	1.99
Total increase (2)	0.39	1.94
Net asset value per Unit at end of period	$41.78	$34.22
Total return for period	0.9%	5.6%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (3)	0.10%	0.14%
Net loss before the change in unrealized appreciation of holdings(2)	0.10%	0.13%

(1)
   All figures are based on the weighted average number of Units outstanding during the period with the exception of the net asset values which are based on actual number of Units outstanding at the relevant reporting period.

(2)	This table is not meant to be a reconciliation of opening to ending NAV.
(3)	Ratios not annualized

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments.  The objective of these policies and procedures is to identify and mitigate risk.  The Trust’s compliance with these policies and procedures is closely monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust.   Market fluctuations are unpredictable and outside the control of the Trust.  New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

CENTRAL GOLDTRUST

Price risk

It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on March 31, 2010 of $1.0156 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.12 per Unit or Cdn. $4.18 per Unit.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  However, as over 99% of GoldTrust’s net assets are denominated in U.S. dollars, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S dollar.

The impact of a 5% strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at March 31, 2010 would not have had any material impact on the net income for the period ended March 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable in an active market.

9.	Capital management:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders.  The Trustees direct the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

CENTRAL GOLDTRUST

10.	Canadian and United States generally accepted accounting principles (“GAAP”):

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statement of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Unit.

Subject to the terms and conditions described in Note 5 to these unaudited interim financial statements, the Units are redeemable at the option of the Unitholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Units are the sole basis of equity ownership of the Trust.  Since inception, no holders of Units have tendered their Units to the Trust for redemption.

Under Canadian GAAP these Units are considered to be permanent equity and are classified in Unitholders’ equity in the Statement of Net Assets.  Under U.S. GAAP, the redemption value of these Units is calculated in accordance with the provisions of the redemption feature and classified outside of Unitholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

11.	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Trust has completed a preliminary review of the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Trust Units; income taxes and more extensive note disclosure requirements.  The assessment will address the impact on the Trust’s accounting system and internal controls required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS for the year ended December 31, 2011.

CENTRAL GOLDTRUST

Management’s Discussion and Analysis (“MD&A”)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  Notes to the financial statements on pages 5 to 9 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2010.

Results of Operations – Changes in Net Assets

Net assets increased by $4.2 million or 1% during the three month period ended March 31, 2010 to a total of $456.1 million.  This increase in net assets was attributable to the increase in the gold price during the period.

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized income is a nominal percentage of its net assets.  However, the CICA Accounting Guideline 18, requires GoldTrust to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2010 amounted to $4,210,796 ($0.39 per Unit) compared to $10,143,474 ($1.94 per Unit) for the same period in 2009, after deducting expenses of $436,566 (2009: $261,090).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

CENTRAL GOLDTRUST

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10%  for the three months ended March 31, 2010 compared with 0.14% during the same period in 2009.  For the twelve months ended March 31, 2010, this expense ratio was 0.36% compared to 0.60% for the twelve months ended March 31, 2009.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (in US$)
	Mar. 31/10	Dec. 31/09	Sept. 30/09	Jun. 30/09
Income inclusive of the change in unrealized appreciation of holdings	$4.6	43.7	24.7	8.0
Net income inclusive of the change in unrealized appreciation of holdings	$4.2	43.3	24.4	7.7
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$0.39	3.96	2.23	0.91
Total Net Assets	$456.1	451.9	408.6	384.2

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate interest income primarily to be applied towards expenses.  For the three months ended March 31, 2010, GoldTrust’s cash reserves, including cash equivalents decreased by $603,742 to $6,769,468.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.

Related party information

Please refer to Note 6 commencing on page 6 of this interim report.

CENTRAL GOLDTRUST

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in both Canadian and U.S. currencies.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated April 29, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

CENTRAL GOLDTRUST

Corporate Information

Trustees	Officers

John P. Embry (E) (I)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Bruce D. Heagle (A) (C) (I)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Robert R. Sale (A) (C) (I)	Krystyna S. Bylinowski, Treasurer
Philip M. Spicer (N) (E)	John S. Elder, Q.C., Secretary
J.C. Stefan Spicer (N) (E)	J.L. Michele Spicer, Assistant-Secretary

(A) - Member of Audit Committee
(C) - Member of Corporate Governance & Nominating Committee
(E) - Member of Executive Committee
(I)  - Independent Trustee
(L) - Lead Trustee
(N) - Nominee of the Administrator

Advisor Consultant  Douglas E. Heagle, a retired Trustee of Central GoldTrust

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Canada

Auditors		Registrars and Transfer Agents

Ernst & Young LLP		CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada		Mellon Investor Services LLC, U.S.A.

Legal Counsel		Stock Exchange Listings

Fraser Milner Casgrain LLP		NYSE Amex Symbol: GTU (U.S.$)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Toronto, Ontario, Canada		GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com
www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2